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                                                               EXHIBIT 1.A(1)(c)


[A I M DISTRIBUTORS, INC. LETTERHEAD]


February 18, 1999


VIA AIRBORNE EXPRESS


State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

Re:      Amendment of Custodian Agreement Dated June 1, 1983

Ladies and Gentlemen:

This letter amends that certain Custodian Agreement, dated June 1, 1983, between State Street Bank and Trust Company and A I M Distributors, Inc. (the "Custodian Agreement").

Effective as of March 1, 1999:

1. The first WHEREAS paragraph on page one of the Custodian Agreement is hereby amended and restated to read in full as follows:

                  "WHEREAS, the Sponsor is engaged in the business of selling shares of mutual funds and similar securities and presently wishes to obtain the services of the Custodian in connection with the administration of a plan for the accumulation of Class I Shares of AIM Summit Fund, Inc. (the "Fund") which the Sponsor sells and distributes for the benefit of Planholders (as defined herein) of AIM Summit Investors Plans I (the "Plan");"


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State Street Bank and Trust Company
February 18, 1999
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2.       Section I.A.1. of the Custodian Agreement is hereby amended and restated to read in full as follows:

                  "1. Nature of the Plan. The Sponsor intends to offer the Plan for the accumulation of Class I Shares of the Fund, or any other shares substituted therefor, under the terms of the Plan (all such shares being hereinafter called the "Fund Shares" and the issuer of such shares being hereinafter called the "Fund," unless the context indicates otherwise). Beneficial owners of Fund Shares under the Plan, regardless of whether such beneficial ownership is evidenced by Plan Certificates, are hereinafter called "Planholders"."

3. The second paragraph of Section II.A.7 of the Custodian Agreement is hereby amended and restated to read in full as follows:

                  "A Planholder may decrease the amount of his Plan up to a maximum of 50% of the face amount of the Plan, provided that such request is made prior to the date of the Planholder's sixth payment. A Planholder may increase the amount of his Plan at any time. For a period of twelve (12) months following a face change increase, the Planholder may decrease the increased Plan to a smaller plan size, but not smaller than the original Plan prior to the increase."

4. The first sentence of Section II.A.9. of the Custodian Agreement is hereby amended to read as follows:

                  "The Custodian and the Sponsor agree that a Planholder may, within 90 days after he has terminated his Plan, on written request to the Sponsor, reinstate his Plan, subject to the following restrictions:..."

The foregoing amendments reflect (i) the change in name of Summit Investors Fund, Inc. to AIM Summit Fund, Inc., (ii) the designation of the plan for the accumulation of shares of AIM Summit Fund, Inc. as the AIM Summit Investors Plans I, (iii) the change


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State Street Bank and Trust Company
February 18, 1999
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in the name of the shares of AIM Summit Fund, Inc. to Class I Shares, (iv) the extension from six (6) months to twelve (12) months as the period during which a Planholder may decrease a Plan that had previously been increased, and (v) the change in the period during which a planholder may exercise his reinstatement privilege from 30 to 90 days. Other than as amended by the foregoing amendments, the Custodian Agreement remains unaltered, and is in full force and effect.

Please indicate your agreement to the foregoing amendments to the Custodian Agreement by signing, dating and returning the enclosed copy of this letter.

Sincerely,


/s/ W. GARY LITTLEPAGE


W. Gary Littlepage
Senior Vice President



The foregoing amendments to the Custodian Agreement are hereby accepted and agreed to as of March 1, 1999.

State Street Bank and Trust Company

By:   /s/ RONALD E. LOGUE
   --------------------------------
   Name:  Ronald E. Logue
   Title: Executive Vice President